Exhibit 99.1
FCA reports first quarter 2019 results with Net profit from continuing operations of €0.5 billion, Adjusted net profit of €0.6 billion, Adjusted EBIT of €1.1 billion, margin at 4.4%. Full-year guidance is confirmed.

2019 FIRST QUARTER FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million and exclude Magneti Marelli unless otherwise stated)
“The market is responding enthusiastically to the
roll out of our new products and we continue to execute initiatives that will strengthen the underperforming parts of our business. Based on these factors and our first quarter results being in line with our expectations, we are confident in our 2019 guidance.”
- Mike Manley, CEO

IFRS		NON-GAAP(2)

Net revenues		Adjusted EBIT(3)/ Margin
24,481	(5)%	1,067	(29)%	4.4%	-140 bps

Net profit		Adjusted net profit(4)
First quarter Adjusted EBIT and margin declined versus the prior year, as anticipated, largely due to the non-repeat of parallel production of the previous generation Jeep Wrangler alongside the new model and transitioning to our new commercial strategy in EMEA. The effect of reduced volumes globally were partially offset by continuing growth in Ram volumes, improved net pricing, particularly in North America, along with better channel and product mix in several markets. An important highlight this quarter is the strong performance of the Ram 1500, which claimed the number two position in the profitable U.S. light-duty segment for the quarter with a market share of 23.3%, an increase of 4.5 percentage points over last year.
We took several steps to strengthen our business in the first quarter. These included the successful negotiation of a labor agreement in Italy and continued implementation of cost-containment actions in all regions. In addition, we announced an extension to our partnership with Groupe PSA whereby FCA will increase production capacity in the Sevel joint operation, enabling our future growth in the high margin LCV segment in Europe.
Other steps taken include the addition of new senior leaders to drive improved performance; an aggressive focus on Maserati distribution network and marketing; and, progress towards a restructure of our JV in China.
Further, the launches of the all-new Ram Heavy-Duty and Jeep Gladiator are on track and generating enthusiastic responses from the market. These products will contribute to volume and margin expansion in North America, particularly in the second half of the year. At the Geneva International Motor Show, the Group unveiled two Jeep PHEV models slated initially for the EMEA market beginning early 2020, as well as a new Alfa Romeo compact SUV concept and a high-tech, modular and electrified Fiat concept.
In the U.S., we announced plans for a major industrial investment that will support the introduction of two new Jeep-branded “white-space” SUVs, both with electric powered variants. Similarly, the confirmation of the previously announced manufacturing investment in Italy will accelerate the introduction of key PHEV and BEV products in the EMEA markets.

Finally, the sale of Magneti Marelli was completed on May 2, 2019, resulting in cash proceeds of €5.8 billion. The Board of Directors approved an extraordinary cash distribution of €1.30 per share, or approximately €2.0 billion, to be paid on May 30, 2019 to shareholders of record on May 21, 2019, with an ex-dividend date of May 20, 2019.

508	(47)%	570		(41)%

Diluted earnings per share €		Adjusted diluted EPS(5) €
0.32	(48)%	0.36		(42)%

Cash flows from operating activities		Industrial free cash flows(6)
1,070	(52)%	(270)		(127)%

•
Worldwide combined shipments(1) of 1,037 thousand units, down 14%, primarily due to non-repeat of overlapping all-new and prior generation Jeep Wrangler production and planned realignment of commercial strategies in Europe
•
Adjusted EBIT decreased 29%, primarily from lower volumes partially offset by positive net pricing in North America
•
Industrial free cash flows from continuing operations of €(0.3) billion; outflows contained despite lower earnings and working capital seasonality

Refer to page 5 for an explanation of the items referenced on this page.

North America
	Q1 2019	vs Q1 2018
•
Shipments down 14% primarily from lower Jeep volumes due to non-repeat of overlapping Jeep Wrangler models, as well as lower Chrysler and Dodge volumes, partially offset by increased Ram volumes
•
Net revenues down slightly, with lower volumes substantially offset by favorable foreign exchange translation effects and positive pricing
•
Adjusted EBIT down primarily from lower shipments and increased compliance costs, partially offset by positive net pricing, as well as lower launch and advertising costs

Shipments (000s)	556	(90)
Net revenues (€ million)	16,057	(356)
Adjusted EBIT (€ million)	1,044	(172)
Adjusted EBIT margin	6.5%	-90 bps

APAC
	Q1 2019	vs Q1 2018
•
Combined shipments down 30%, primarily in China
•
Consolidated shipments down 11%, mainly from decreased India and Australia volumes
•
Net revenues slightly down, with favorable mix and positive foreign exchange effects more than offset by lower volumes and negative pricing
•
Adjusted EBIT decrease due to lower volumes, price and lower results from China JV, partially offset by improved mix and lower industrial costs

Combined shipments(1) (000s)	39	(17)
Consolidated shipments(1) (000s)	17	(2)
Net revenues (€ million)	592	(27)
Adjusted EBIT (€ million)	(9)	(19)
Adjusted EBIT margin	(1.5)%	-310 bps

EMEA
	Q1 2019	vs Q1 2018
•
Combined and consolidated shipments both down 12%, primarily due to planned optimization of sales channel mix, partially offset by increased Jeep volumes
•
Net revenues down 10%, due to lower volumes partially offset by favorable mix
•
Adjusted EBIT down, with lower volumes, negative net pricing and increased industrial costs reflecting negative foreign exchange effects and increased compliance costs

Combined shipments(1) (000s)	317	(44)
Consolidated shipments(1) (000s)	302	(43)
Net revenues (€ million)	5,070	(570)
Adjusted EBIT (€ million)	(19)	(201)
Adjusted EBIT margin	(0.4)%	-360 bps

LATAM
	Q1 2019	vs Q1 2018
•
Shipments down 9%, mainly due to Argentina market decline, partially offset by increased volumes in Brazil, where the Group increased market share by 230 bps to 18.6%
•
Net revenues substantially flat, with positive net pricing largely driven by one-off recognition of credits related to indirect taxes, offset by lower volumes and negative foreign exchange effects
•
Adjusted EBIT up 42%, with positive net pricing partially offset by decreased volumes, negative foreign exchange effects and lower export tax benefits

Shipments (000s)	120	(12)
Net revenues (€ million)	1,932	+42
Adjusted EBIT (€ million)	105	+31
Adjusted EBIT margin	5.4%	+150	bps

MASERATI
	Q1 2019	vs Q1 2018
•
Shipments down 41%, partially due to planned inventory management actions
•
Net revenues down 38%, primarily due to lower volumes partially offset by positive foreign currency effects
•
Adjusted EBIT down primarily due to lower volumes

Shipments (000s)	5.5	(3.9)
Net revenues (€ million)	471	(283)
Adjusted EBIT (€ million)	11	(75)
Adjusted EBIT margin	2.3%	-910 bps

Refer to page 5 for an explanation of the items referenced on this page.

Reconciliations

Net profit to Adjusted EBIT

Q1 2019 (€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues	€16,057	€592	€5,070	€1,932	€471	€359	€24,481
Revenues from transactions with other segments	(4)	(11)	(18)	(14)	(3)	50	—
Revenues from external customers	€16,053	€581	€5,052	€1,918	€468	€409	€24,481

Net profit from continuing operations							€508
Tax expense							€212
Net financial expenses							€244
Adjustments:
Restructuring costs, net of reversals(A)	35	—	37	128	—	4	€204
Impairment expense and supplier obligations(B)	36	—	6	—	—	—	€42
Brazilian indirect tax – reversal of liability/recognition of credits(C)	—	—	—	(164)	—	—	€(164)
Other	14	—	1	1	(1)	6	€21
Total adjustments	85	—	44	(35)	(1)	10	€103
Adjusted EBIT(3)	€1,044	€(9)	€(19)	€105	€11	€(65)	€1,067
______________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

A.	Restructuring costs primarily related to LATAM, EMEA and North America

B.	Impairment expense primarily related to North America

C.	Credits recognized related to indirect taxes in Brazil

Q1 2018 (€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues	€16,413	€619	€5,640	€1,890	€754	€417	€25,733
Revenues from transactions with other segments	(9)	(12)	(20)	(3)	(10)	54	—
Revenues from external customers	€16,404	€607	€5,620	€1,887	€744	€471	€25,733

Net profit from continuing operations							€951
Tax expense							€214
Net financial expenses							€287
Adjustments:
U.S. special bonus payment	109	—	—	—	—	2	€111
Restructuring costs	—	—	—	—	—	1	€1
Recovery of costs for recall - contested with supplier	(63)	—	—	—	—	—	€(63)
Total adjustments	46	—	—	—	—	3	€49
Adjusted EBIT(3)	€1,216	€10	€182	€74	€86	€(67)	€1,501

Refer to page 5 for an explanation of the items referenced on this page.

Net profit to Adjusted net profit
(€ million)	Q1 2019	Q1 2018
Net profit (including Magneti Marelli)	619	1,021
Less: Net profit - discontinued operations	111	70
Net profit from continuing operations	508	951
Adjustments (as above)	103	49
Tax impact on adjustments(D)	(41)	(37)
Total adjustments, net of taxes	62	12
Adjusted net profit(4)	570	963

D.	Reflects tax impact on adjustments excluded from Adjusted EBIT noted above

Diluted EPS to Adjusted diluted EPS
	Q1 2019	Q1 2018
Diluted earnings per share from continuing operations ("Diluted EPS") (€/share)	0.32	0.61
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.04	0.01
Adjusted diluted EPS (€/share)(5)	0.36	0.62
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,569,868	1,566,402

Cash flows from operating activities to Industrial free cash flows
(€ million)	Q1 2019	Q1 2018
Cash flows from operating activities	699	2,348
Less: Cash flows from operating activities - discontinued operations	(371)	135
Cash flows from operating activities - continuing operations	1,070	2,213
Less: Operating activities not attributable to industrial activities	29	16
Less: Capital expenditures for industrial activities	1,376	1,254
Add: Net intercompany payments between continuing operations and discontinued operations	65	67
Add: Discretionary pension contribution, net of tax	—	—
Industrial free cash flows(6)	(270)	1,010

Refer to page 5 for an explanation of the items referenced on this page.

NOTES
(1) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries;
(2) Refer to page 3 for the reconciliations of Net profit to Adjusted EBIT, page 4 for the reconciliations of Net profit to Adjusted net profit, Diluted EPS to Adjusted diluted EPS and of Cash flows from operating activities to Industrial free cash flows;
(3) Adjusted EBIT excludes certain adjustments from Net profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit);
(4) Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature;
(5) Adjusted diluted EPS is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit;
(6) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control.
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SAFE HARBOR STATEMENT
This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including net cash/(debt) and net industrial cash/(debt), revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Group's ability to launch products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
On May 3, 2019, at 1 p.m. BST, management will hold a conference call to present the 2019 first quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, May 3, 2019